Exhibit 99.3
27/F, Building 1, Landmark Towers, 8 North East Third Ring Road, Chao Yang District, Beijing 100004, People’s Republic of China
www.Linktone.com
2009 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON OCTOBER 19, 2009
PROXY STATEMENT
General
     We are soliciting the enclosed proxy on behalf of our board of directors for use at the annual general meeting of shareholders to be held on October 19, 2009 at 10:00 a.m., Beijing time, or at any adjournment or postponement thereof. The annual general meeting will be held at our offices located at 27/F, Building 1, Landmark Towers, 8 North East Third Ring Road, Chao Yang District, Beijing 100004, People’s Republic of China.
     This proxy statement is available to shareholders beginning on September 23, 2009 and the form of proxy is first being mailed to shareholders on or about September 23, 2009.
Revocability of Proxies
     For holders of ordinary shares, any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or by attending the annual general meeting and voting in person. Attendance at the annual general meeting in and of itself does not revoke a prior proxy. For holders of American Depositary Shares, know as ADSs, representing ordinary shares, an ADS Voting Instruction Card may be revoked by delivering a written notice of revocation or duly executed ADS Voting Instruction Card bearing a later date prior to 12:00 p.m., Easter Standard Time on October 15, 2009. A written notice of revocation must be delivered to the attention of Colin Sung, our Chief Financial Officer and Deputy Chief Executive Officer, if you hold our ordinary shares, or to JPMorgan Chase Bank, N.A. if you hold ADSs.
Record Date, Share Ownership and Quorum
     Shareholders of record at the close of business on September 17, 2009 are entitled to vote at the annual general meeting. Our ordinary shares underlying ADSs are included for purposes of this determination. As of August 31, 2009, 420,636,230 of our ordinary shares, par value US$0.0001 per share, were outstanding, of which approximately 237,305,760 were represented by ADSs. The presence in person or by proxy of shareholders holding at least one-third of our outstanding ordinary shares entitled to vote at the meeting will constitute a quorum for the transaction of business at the annual general meeting.

Voting and Solicitation
     Each share outstanding on the record date is entitled to one vote. Voting by holders of ordinary shares at the annual general meeting will be by a show of hands unless the chairman of the meeting or any shareholder present in person or by proxy demands that a poll be taken. Holders of ADSs cannot vote at such meeting.
     The costs of soliciting proxies will be borne by our company. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. The solicitation materials are available on our company’s website at http://www.linktone.com/corporate_governance/AGM.jsp. Hard copies of the solicitation materials are available upon request to shareholders free of charge.
Voting by Holders of Ordinary Shares
     When proxies are properly dated, executed and returned by holders of ordinary shares, the shares they represent will be voted at the annual general meeting in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, the shares will be voted “FOR” Proposals 1, 2 and 3, and in the proxy holder’s discretion as to other matters that may properly come before the annual general meeting. Abstentions by holders of ordinary shares are counted as present for the purpose of determining whether a quorum is present and have the same effect as if you vote “AGAINST” the proposal.
Voting by Holders of American Depositary Shares
     JPMorgan Chase Bank, N.A., as depositary of the ADSs, has advised us that it intends to mail to all owners of ADSs the Notice of 2009 Annual General Meeting of Shareholders and an ADS Voting Instruction Card. Upon the delivery of a signed and completed ADS Voting Instruction Card properly executed by a holder of record of ADSs, JPMorgan Chase Bank, N.A. will vote or cause to be voted the amount of ordinary shares represented by the ADSs held by such holder, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such ADS. JPMorgan Chase Bank, N.A. has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions. As the holder of record for all the ordinary shares represented by the ADSs, only JPMorgan Chase Bank, N.A. may vote those shares at the annual general meeting. Holders of ADSs may attend, but may not vote at, such meeting. Properly executed and delivered instructions to withhold votes and abstentions are counted as present for the purpose of determining whether a quorum is present and have the same effect as if you vote “AGAINST” the proposal. You should return your properly completed ADS Voting Instruction Card to JPMorgan Chase Bank, N.A. prior to 12:00 p.m., Eastern Standard Time on October 15, 2009, which is the last date by which voting instructions may be received by JPMorgan Chase Bank, N.A.
     JPMorgan Chase Bank, N.A. and its agents are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the ordinary shares underlying your ADSs are not able to be voted at the annual general meeting, there may be nothing you can do.

PROPOSAL 1
ELECTION OF A DIRECTOR
     The board of directors has nominated one Class II director for election at the 2009 annual general meeting. Our Amended and Restated Memorandum and Articles of Association provide for the division of the board of directors into three classes: Class I directors (currently Thomas Hubbs and Muliawan Guptha), Class II directors (currently Oerianto Guyandi) and Class III directors (currently Harry Tanoesoedibjo). The current terms of the Class I, II and III directors expire upon the election and qualification of directors at the annual general meetings to be held in 2011, 2009 and 2010, respectively. At each annual general meeting, including the 2009 annual general meeting at which one Class II director is nominated for election, directors who are elected will serve a three-year term until such director’s successor is elected and is duly qualified, or until such director’s earlier death, bankruptcy, insanity, resignation or removal. Our Articles of Association presently authorize up to ten board positions. Proxies cannot, however, be voted for a greater number of persons than the number of nominees named in this proxy statement.
     Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the nominee named below. The board has no reason to believe that the nominee named below will be unable or unwilling to serve as a director if elected. In the event that the nominee should be unavailable for election as a result of an unexpected occurrence, such shares will be voted for the election of such substitute nominee as the board may propose.
     The name of the nominee, his age as of August 31, 2009, his principal position with our company held by him and his class designation and term of office upon his election at this annual general meeting are as follows:

Name	Age	Position	Class	Term of Office
Oerianto Guyandi (1)	43	Director	Class II	3 years

(1)	Member of the nominating and compensation committee.
Class II Director Nominated for Election at the Annual General Meeting
     Oerianto Guyandi has served on our board since July 2009 and has been a director of PT Media Nusantara Citra Tbk (“MNC”) since June 2009, the largest and only integrated media company in Indonesia and the majority shareholder of our company, as well as the chief financial officer of PT Global Mediacom Tbk, the parent holding company of MNC, since December 2008. He has extensive experience in accounting and financial services. He held several important positions in companies which are affiliates of MNC, such as a vice president director at PT Rajawali Citra Televisi Indonesia (“RCTI”) and PT Global Informasi Bermutu from 2007 to 2008, a director at PT Bhakti Investama Tbk and a director of finance at PT MNC Sky Vision from 2004 to 2008, a director of operations at RCTI from 2001 to 2004 and head of investment banking of PT Bhakti Investama & Bhakti Capital Indonesia from 1999 to 2001. His career began in the public accounting firm of Prasetio Utomo & Co. and in Salim Group. He holds a Bachelor’s degree in Economics in Accounting from the University of Indonesia and a Bachelor’s degree in Agricultural Engineering from Institute Pertanian Bogor in Indonesia.

     This nominee will be elected by a majority of the votes present in person or represented by proxy and entitled to vote. In electing the director, each shareholder may cast one vote per share owned.
THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR
THE ELECTION OF THE NOMINEE NAMED ABOVE.

PROPOSAL 2
RATIFICATION OF INDEPENDENT AUDITORS
     The audit committee recommends, and our board of directors concurs, that Ernst & Young Hua Ming be appointed as our independent registered public accountants for the year ending December 31, 2009. Ernst & Young Hua Ming replaced Grant Thornton following the termination of client auditor relationship between us and Grant Thornton. Grant Thornton acknowledged and confirmed in writing the client auditor relationship with us ceased on September 15, 2009. Grant Thornton audited our fiscal year 2008 financial statements and there was no reservation in Grant Thornton’s reports thereto. We and Grant Thornton have not had any disagreement on matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures for which disagreement, if not resolved to the satisfaction of Grant Thornton, would have caused Grant Thornton to make reference to the subject matter of the disagreement in connection with its report on the Company’s financial statements.
     In the event our shareholders fail to ratify the appointment, our audit committee will reconsider its selection. Even if the selection is ratified, our audit committee in its discretion may direct the appointment of a different independent auditing firm at any time during the year if the audit committee believes that such a change would be in the best interests of our company and shareholders.
     A representative of Ernst & Young Hua Ming is expected to be present at the annual general meeting, will have the opportunity to make a statement if he or she desires to do so, and will be available to respond to appropriate questions.
     The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and voting at the annual general meeting will be required to approve this proposal 2.
THE BOARD AND THE AUDIT COMMITTEE RECOMMEND A VOTE FOR
RATIFICATION OF THE APPOINTMENT OF
ERNST & YOUNG HUA MING
AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS
FOR THE YEAR ENDING DECEMBER 31, 2009.

PROPOSAL 3
AMENDMENT TO AMENDED AND RESTATED
MEMORANDUM AND ARTICLES OF ASSOCIATION
     At an extraordinary general meeting held on January 30, 2008, our shareholders approved a proposal to amend our Amended and Restated Memorandum and Articles of Association by inserting the following new article:
“LIMITATION ON TRANSACTIONS WITH SHAREHOLDERS AND AFFILIATES.
127. (a) The Company will not, and will not permit any subsidiary to, directly or indirectly, enter into, renew or extend any transaction or arrangement (including, without limitation, the purchase, sale, lease or exchange of property or assets, or the rendering of any service) with (x) any holder, or any Affiliate of any holder, of 5% or more of any class of share capital of the Company or (y) any Affiliate of the Company or any subsidiary of the Company (a “Related Party Transaction”), except upon fair and reasonable terms no less favorable to the Company or the subsidiary than could be obtained in a comparable arm’s-length transaction with a person that is not an Affiliate of the Company.

“Affiliate” means, with respect to any person, any other person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”) with respect to any person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such person, whether through the ownership of voting securities, by contract or otherwise.

(b) Any Related Party Transaction or series of Related Party Transactions with an aggregate value in excess of US$1,000,000 must first be approved by a majority of the Board of Directors who are disinterested in the subject matter of the transaction pursuant to a board resolution. Any Related Party Transaction or series of Related Party Transactions with an aggregate value in excess of US$10,000,000 must in addition be approved by a majority of the shareholders who are disinterested in the subject matter of the transaction pursuant to a Special Resolution.

(c) The foregoing paragraphs do not apply to:

(1) any transaction between the Company and any of its wholly owned subsidiaries or between wholly owned subsidiaries of the Company;

(2) the payment of reasonable and customary regular fees to directors of the Company who are not employees of the Company;

(3) the payment of dividend or other distribution on shares of the share capital of the Company held by persons other than the Company or any of its subsidiaries; or

(4) transactions or payments pursuant to any employee, officer or director compensation or benefit plans or arrangements entered into in the ordinary course of business.”

     Such proposal was made in connection with the strategic investment by MNC pursuant to which MNC acquired approximately 57.1% of the total outstanding shares of our company. Since the completion of that investment in April 2008, the board of directors has been considering ways to work together with MNC to leverage MNC’s extensive media experience and operational expertise, as well as its relationships with a wide range of international content producers and distributors, to enhance our product offerings in China and enable us to expand to other Asian markets. For example, in 2009 we began to explore ways that Linktone could use its specialized expertise in wireless value-added services (“WVAS”) to improve MNC’s WVAS business in Indonesia on a consultative basis in exchange for a portion of the revenue generated by that business. The initial results of this preliminary work indicate that there is significant growth potential in the Indonesian WVAS market. Moreover, the board of directors believes that MNC and our company would be well-positioned to capture a major portion of such growth due to our deep experience in the WVAS market in China, which is more developed than the Indonesian market, and the cross-selling opportunities provided by MNC’s extensive integrated media platform of terrestrial and satellite television, radio and print media.
     The board of directors has concluded that while there are a range of potential opportunities for Related Party Transactions (as defined in Article 127 stated above) between our company, on the one hand, and MNC, its affiliates and other related parties, on the other hand, which may be beneficial to us and our shareholders as a whole (including the potential benefits of further developing a long-term strategic relationship with MNC), we may not be able to take advantage of such opportunities in a timely manner due to the requirements of Article 127. Specifically, the requirement that a majority of our disinterested shareholders approve Related Party Transactions with an aggregate value in excess of $10.0 million can cause significant delays in the timely implementation of such transactions or in revising the terms of the transactions due to changes in market conditions or other factors. These delays may materially adversely affect our ability to effectively implement our business strategies going forward.
     The board of directors also believes that the $1.0 million threshold for Related Party Transactions requiring approval of a majority of our disinterested directors is too low and would result in our disinterested directors reviewing relatively small transactions that are not by themselves material to our overall business. However, to ensure that all Related Party Transactions are evaluated by our management and by our disinterested directors, as required, in a thorough and systematic manner, the board of directors has also adopted the Related Party Transaction Procedures which are attached to this Proxy Statement as Exhibit A and will become effective upon shareholder approval of this proposal.
     In light of the foregoing, the board of directors has determined that the following amendment to Article 127(b) of our Amended and Restated Memorandum and Articles of Association is advisable and in the best interest of our company and our shareholders and has approved such amendment. The remaining provisions of Article 127 would remain unchanged following shareholder approval of this proposal.
     ACCORDINGLY, THE BOARD OF DIRECTORS RECOMMENDS THAT OUR SHAREHOLDERS APPROVE AND VOTE FOR THIS PROPOSAL, AND PASS THE FOLLOWING RESOLUTION AS A SPECIAL RESOLUTION:
     THAT Article 127(b) of our Amended and Restated Memorandum and Articles of Association be amended in its entirety as follows:
“(b) Any Related Party Transaction or series of Related Party Transactions with the same or similar subject matter(s) or business purpose(s), in either case with an aggregate value in excess of US$5,000,000, must first be approved by a majority of the Board of Directors who are disinterested in the subject matter of the transaction pursuant to a board resolution.”
     We have been informed by MNC that it intends to vote all of its ordinary shares in our company in favor of this proposal.

SHAREHOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS
     The following procedures have been established by our board of directors in order to facilitate communications between our shareholders and our board of directors:
1.	Shareholders may send correspondence, which should indicate that the sender is a shareholder, to our board of directors or to any individual director by mail to Linktone Ltd., 27/F, Building 1, Landmark Towers, 8 North East Third Ring Road, Chao Yang District, Beijing 100004, People’s Republic of China, Attention: Chief Financial Officer.

2.	Our Chief Financial Officer will be responsible for the initial review and logging of this correspondence and will forward the communication to the director or directors to whom it is addressed unless it is a type of correspondence which our board of directors has identified as correspondence which may be retained in our files and not sent to directors.

Our board of directors has authorized the Chief Financial Officer to retain and not send to directors communications that: (a) are advertising or promotional in nature (offering goods or services), (b) solely relate to complaints by clients with respect to ordinary course of business customer service and satisfaction issues, or (c) clearly are unrelated to our business, industry, management or board or committee matters. These types of communications will be logged and filed but not circulated to directors. Except as set forth in the preceding sentence, the Chief Financial Officer will not screen communications sent to directors.

3.	The log of shareholder correspondence will be available to members of our board of directors for inspection. At least once each year, the Chief Financial Officer will provide to our board of directors a summary of the communications received from shareholders, including the communications not sent to directors in accordance with screening procedures approved by our board of directors.

ACCESS TO CORPORATE GOVERNANCE POLICIES
     We adopted a Code of Business Conduct which is available on our company’s website at http://www.linktone.com/governance.jsp. To the extent required by law, any amendments to, or waivers from, any provision of the Code of Business Conduct will be promptly disclosed to the public.
     Copies of our Code of Business Conduct will be provided to any shareholder upon written request to the Vice President of Legal Affairs of Linktone Ltd., 27/F, Building 1, Landmark Towers, 8 North East Third Ring Road, Chao Yang District, Beijing 100004, People’s Republic of China.
ANNUAL REPORT TO SHAREHOLDERS
     Pursuant to NASDAQ Listing Rules which permit companies to make available their annual report to shareholders on or through the company’s website, we post our annual reports on our website. Our annual report on Form 20-F for the year ended December 31, 2008 has been filed with the U.S. Securities and Exchange Commission. You may obtain a copy of our 2008 annual report on Form 20-F for the year ended December 31, 2008 to shareholders by visiting our website http://www.linktone.com/financial_report.jsp. If you want to receive a paper or email copy of our 2008 annual report on Form 20-F for the year ended December 31, 2008 to shareholders, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy to Serena Shi of Linktone Ltd., at serena.shi@linktone.com or 86-10-6539-6802.
OTHER MATTERS
     We know of no other matters to be submitted to the annual general meeting. If any other matters properly come before the annual general meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the board of directors may recommend.
By Order of the Board of Directors,
/s/ Hary Tanoesoedibjo
Hary Tanoesoedibjo
Chairman and Chief Executive Officer
Dated: September 23, 2009

Exhibit A
Linktone Ltd.
Related Party Transaction Procedures
Purpose
     The following Related Party Transaction Procedures (“these Procedures”) of Linktone Ltd. (the “Company”) have been adopted as specific procedures for the identification, review and disclosure of potential conflicts of interest arising out of transactions or arrangements between the Company and certain parties as described below. These Procedures apply to the Company’s directors, executive officers and employees. Related Party Transactions (as defined below) present potential conflicts of interest that warrant heightened scrutiny by the Board of Directors of the Company (the “Board”) and management. These Procedures reflect the Company’s commitment to monitoring the effectiveness of decision-making at the Board and management level and ensuring the avoidance of conflicts of interest, all with a goal of enhancing shareholder value over the long-term.
     These Procedures are statements of procedure and are not intended to supersede or interpret any law, rule or regulation, and are in addition to any other policies or codes adopted by the Board from time to time, including the Company’s Code of Business Conduct (the “Code of Conduct”).
     The Code of Conduct contains the Company’s general policies and rules on conflicts of interest, and Related Party Transactions are specifically subject to and governed by those policies and rules. These Procedures are intended to provide additional guidance and procedures only for handling potential conflicts of interest involving Related Party Transactions between the Company and its subsidiaries and the related parties identified below. Any other situation involving a director, officer or employee of the Company that presents a potential conflict of interest should be addressed as outlined in the Code of Conduct.

I.	What Constitutes a Related Party Transaction
     The following definitions are intended to assist directors, officers and employees of the Company in identifying and evaluating proposed Related Party Transactions that are subject to these Procedures.
     A. Related Parties
     A “related party” subject to these Procedures includes any holder, or any Affiliate of any holder, of 5% or more of any class of share capital of the Company, or any Affiliate of the Company or any subsidiary of the Company.
     “Affiliate” means, with respect to any person, any other person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”) with respect to any person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such person, whether through the ownership of voting securities, by contract or otherwise. This includes:
•	Each director, officer and employee of the Company;

•	Any family member of such director, officer and employee; and
•	Any entity (e.g., a corporation, partnership, or trust) controlled by or set up for the benefit of a director, officer and employee, or a family member of such director, officer and employee.
     For purposes of these Procedures, “family” means a spouse, children, parents, brothers and sisters, in-laws, family trusts set up for the benefit of any of the preceding, or individuals living in the person’s house.
     References to a director, officer and employee or to a related party throughout these Procedures include all of the above persons and entities. References to the Company throughout these Procedures include the Company and each of its subsidiaries and Affiliates.
     B. Related Party Transactions
     The Company will not, and will not permit any subsidiary to, directly or indirectly, enter into, renew or extend any transaction or arrangement (including, without limitation, the purchase, sale, lease or exchange of property or assets, or the rendering of any service) with (x) any holder, or any Affiliate of any holder, of 5% or more of any class of share capital of the Company or (y) any Affiliate of the Company or any subsidiary of the Company (a “Related Party Transaction”), except upon fair and reasonable terms no less favorable to the Company or the subsidiary than could be obtained in a comparable arm’s-length transaction with a person that is not an Affiliate of the Company.
     The following are specific examples of transactions or arrangements that constitute Related Party Transactions:
•	An agreement by the Company to provide services to an entity in which a related party owns an interest.
•	An agreement by the Company to sell or purchase assets to or from a related party or an entity in which a related party owns an interest.
•	An agreement to pay a fee or a commission to a related party for services rendered to the Company.
•	An agreement by the Company to procure goods or services from a related party or an entity in which a related party owns an interest.

II.	Consideration of Related Party Transactions
     A. Notification
     As set forth in the Code of Conduct, it is incumbent upon each employee (including an employee who is not an executive officer) of the Company to promptly notify the Chief Executive Officer or the Chief Financial Officer or such officers’ designee when he or she becomes aware of any proposed conflict of interest.

     B. Preparation of Memorandum
     Once the Chief Executive Officer or the Chief Financial Officer is notified about a proposed Related Party Transaction, the director, officer or employee of the Company responsible for that Related Party Transaction must then prepare a memorandum regarding the proposed Related Party Transaction for review by the Legal Department. The memorandum will:
•	identify the related party involved;
•	describe the proposed transaction or arrangement with detail sufficient to enable a person not familiar with the proposed transaction or arrangement to understand all material economic and non-economic aspects of the transaction or arrangement;
•	describe all personal and financial benefits that will be received by each related party;
•	include a summary of all amounts either paid to, or received from, each related party involved for the prior three years.
     C. Consideration By Management / Disinterested Directors
     Any Related Party Transaction or series of Related Party Transactions with the same or similar subject matter(s) or business purpose(s), in either case with an aggregate value in excess of US$5,000,000, must first be approved by a majority of the directors who are disinterested in the subject matter of the transaction pursuant to a board resolution (the “Disinterested Directors”). Any Related Party Transaction or series of Related Party Transactions with the same or similar subject matter(s) or business purpose(s), in either case with an aggregate value equal to or less than US$5,000,000 must first be approved by the Company’s Chief Executive Officer and the memorandum for such transaction(s) provided for in Clause (B) above and any related supporting information must be promptly provided to the Disinterested Directors.

III.	Disclosure of Approved Related Party Transactions
     The Company’s Chief Executive Officer or Chief Financial Officer shall report to the full Board at least quarterly on the status of all existing or proposed Related Party Transactions.
     A. Audit Committee Consideration
     In accordance with its responsibilities as set forth in its charter, the Audit Committee will consider the impact of the approved Related Party Transaction on the Company’s financial statements included in its periodic reports filed with the Securities and Exchange Commission (including, but not limited to, the management’s discussion and analysis section of those periodic reports).
     B. Disclosure Committee Consideration
     The Disclosure Committee will consider the impact of the approved Related Party Transaction on the disclosure included in the Company’s reports filed with the Securities and Exchange Commission (including, but not limited to, the Company’s disclosure on related party transactions in its annual reports and any Current Report on Form 6-K that may need to be filed).